Exhibit 99.3

MEDIFOCUS, INC. ANNOUNCES APPROACH OF MAJOR MILESTONE OF 100,000

PROLIEVE® TREATMENTS

Prolieve® is a Novel Combinational Treatment for Benign Prostatic Hyperplasia (BPH)

COLUMBIA, MD and Toronto, ON – September 30, 2015 – Medifocus, Inc. (OTCQX: MDFZF and TSXV: MFS), a biotechnology company with a portfolio of medical technologies that utilizes heat-activation to treat conditions ranging from urological problems to breast cancer treatment and extends to gene therapy, announced today that, based on the total number of single use Prolieve® Kits sold to date, a milestone of 100,000 men with Benign Prostatic Hyperplasia (BPH) treated with the Prolieve® system, is rapidly approaching. Prolieve® offers a unique “Thermodilatation” treatment for BPH. Thermodilatation is a combinational therapy using Transurethral Microwave Therapy (TUMT) together with cooled and pressurized balloon dilatation therapy simultaneously.

BPH is a medical condition caused by the enlargement of the male’s prostate gland which affects over 50% of all men over the age of 50. The Prolieve® device is a revenue generating FDA approved (PMA) commercial product and the only patented Thermodilatation device available on the market. The unique combinational treatment is a 45-minute, in-office, outpatient procedure which does not require intravenous sedation, and which results in both immediate and long-term symptomatic relief for BPH patients.

Dr. David Shusterman, a board certified urologist and founder of NYUrology.com with multiple locations in New York City, stated, “I have been providing the Prolieve® treatment to my BPH patients since 2007. It is the only outpatient treatment available that I have used which can provide immediate symptomatic relief directly after a 45 minute treatment. Most of the patients have lasting relief for 2-3 years. However, I also have patients going out over 5 years with sustained improvements to their quality of life as a result of the treatment. Many of these patients elected to get Prolieve® treatment because they were not happy with or due to failure of their drug treatments and/or desired not to have a more invasive treatment like laser or surgery. In addition there has been no sexual side effect with the treatment.”

Since Medifocus purchased the Prolieve® technology platform from Boston Scientific in July of 2012, with a limited sales team, the Company has been able to increase the Prolieve® user base (mostly private urology offices) from about 50 sites to over 350 sites. This achievement in increased user sites in such a short time and the approaching 100,000 Prolieve® treatments milestones in 2015 demonstrates that the combinational “Thermodilatation” treatment is safe, effective and well accepted by both BPH patients and physicians.

About The Prolieve® Thermodilatation System

The Prolieve® Thermodilatation System offers potential relief to the millions of men who suffer from Benign Prostatic Hyperplasia (BPH), a condition that becomes common as men age. Half of men over 50 have some enlargement of the prostate gland, and this rises to 90% among those over 70. As the prostate expands, it compresses or constricts the urethra, thereby restricting the normal passage of urine. This can cause infection as well as bladder and kidney damage.

The Prolieve® system is a novel focused heat therapy product which utilizes a unique combination of “prostate directed” focused heat energy in combination with a cooled, and pressurized “dilatation balloon” to achieve immediate and long term relief of BPH symptoms with very minimal treatment induced side effects after a 45 minute, in office out-patient procedure. The combined effect of this “heat plus compression” therapy is twofold: first, the heat denatures the proteins in the wall of the urethra, causing a stiffening of the opening created by the inflated balloon, forming a temporary biological stent. Second, the heat serves effectively to kill off prostate cells outside the wall of the urethra, thereby creating sufficient space for the enlarged natural opening.

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About Medifocus

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is biotechnology company with a portfolio of medical technologies that utilize head-activation to treat conditions ranging from urological problems to breast cancer treatment and extends to gene therapy. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus’ portfolio relies on this fact to improve treatment of patients. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA 1000 Breast Cancer Treatment System is currently in phase 3 clinical trials, and it is designed to destroy localized breast tumors through the application of heat alone or in combination with chemotherapy. Medifocus has recently signed an agreement with Duke University to negotiate an exclusive license related to a “method for selective expression of therapeutic genes in cancer cells by hyperthermia.” This is a novel approach to control gene expression with focused heat and is a unique method to achieve precise viral delivery of gene therapy and molecular therapeutics on demand. Medifocus will work on further development of the delivery vector, making it universal to accommodate other molecular and genetic therapeutics. The Company believes this could result in an entire stable of gene-specific, heat-activated treatments for a variety of medical conditions.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Company Relations:

John Mon

COO

Medifocus, Inc.

Tel: 410-290-5734

jmon@medifocusinc.com

Michael Porter

President

Porter, LeVay & Rose

Tel: 212-564-4700

mike@plrinvest.com

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